Filed Pursuant To Rule 433
Registration No. 333-158105
August 20, 2009

DATE	08/19/2009
TIME	17:00 — 18:00
STATION	Bloomberg(—) (—)
LOCATION	National
PROGRAM	Taking Stock
BROADCAST TRANSCRIPT
PIMM FOX, co-anchor:
Gold demand—it plummeted in the second quarter as buying by jewelers and electronics makers fell off. Well, how long before we could see a rebound, what’s going on? Let’s find out. We’ve got an expert. George Milling-Stanley—he has been a precious metals trader, and five years ago he helped develop the gold ETF that trades on the NYSE and now he is the managing director of the World Gold Council.
George Milling-Stanley, good to have you with us. Thanks for coming in.
Mr. GEORGE MILLING-STANLEY (Managing Director, World Gold Council): Thanks for inviting me.
FOX: What’s the state of the gold market now? I mean, if we can, how much demand for gold is really coming from jewelry?
Mr. MILLING-STANLEY: Typically, it’s been 70–80 percent for most of the 30 odd years I’ve been looking at this business. In the first quarter of this year, it was down to around about 35 percent. It’s recovered now to somewhat better than half of all demand in the second quarter was for jewelry. The industrial applications are really pretty small. Around about 10 or 11 percent. And of course, the balance was investment. Investment demand has really picked up the slack as jewelry fell off during the economic crisis. Investment demand has gone up and picked up that slack. We got a slight shift. There was less of a decline in jewelry in Q2 and there was less of an increase in investment in Q2 too. So we’re getting back to a more normal kind of balance market.
FOX: All right, so about 70 percent would be normal for jewelry demand for gold right now.
Mr. MILLING-STANLEY: Difficult to tell. Because with the introduction of exchange traded funds, which we’re pioneered about six years ago, we’ve changed the dynamics of the gold market and we don’t know how much yet because it’s really -- we haven’t had time to tell. We’ve brought a whole new universe of investors into gold. People who found it cumbersome and costly and complicated, and who love the convenience and transparency of trading on the stock exchange rather than over the counter markets or futures markets. So we’ve changed the paradigm. I don’t know when we get back to normal economic circumstances whether jewelry will be 70 or whether jewelry will be 60. It’s probably in that kind of ballpark.
FOX: All right, now when someone actually buys a gold ETF, what are they buying? Are they buying a call on the physical metal?
Mr. MILLING-STANLEY: No. What they’re buying is a share traded on the New York Stock Exchange, and the only thing backing that share, the only asset backing that share isn’t part of a company. It’s gold bars stored in a vault. But the individual investor can’t get his hands on the gold bars because we can get wholesale rates for storing those bars -- provided we store wholesale-sized bars. They’re 400 ounces best bought at $500,000 a piece. Not too many investors on the New York Stock Exchange can afford to take delivery of an investment that’s worth that.
FOX: I was going to say, you need a pretty big vault if you’re going to have to store all those gold.
Mr. MILLING-STANLEY: You absolutely do. You need a pretty big insurance policy or pretty big gun to do that. And of course we can’t chop little pieces off the gold bars and give them to people. So what we’re giving people is exposure to movements in the gold price. They can buy and sell the stock. The broker dealers who make a market buy and sell the gold.
FOX: All right, and is there a discrepancy in the price of the ETF versus the actual price in the bullion?
Mr. MILLING-STANLEY: No, the—the product was set up—the ETF was set up to track the price of spot gold in the over-the-counter market minus the cost of administering the trust. And that’s exactly what it’s done. If you follow this on the graphs, there’s no discrepancy, no divergence at all. As long as you’re careful to look at prices that are taken at the same time. You don’t want to be looking at a stock price that’s delayed 20 seconds and the commodity prices delayed 10 minutes. You wouldn’t expect those prices to match them, they don’t. But if you compare like with like, then minus the expenses of administering the trust, it is exactly on par.
FOX: OK, all right. So there’s one way to invest in gold, through this ETF that you developed—the GL—
Mr. MILLING-STANLEY: GLD is the ticker symbol.
FOX: OK, now with that in mind if you take a look at the actual, sort of, desire for gold does it fall into various segments? In other words, investors would rather have gold coins, gold bullion, or indeed this ETF? Is there any market data that would give you some indication as to where the real market demand is?
Mr. MILLING-STANLEY: Well, gradually, what we’re doing is putting together the data on the ETFs. As I said, we’ve only got a six year track record so far. But it’s starting to become statistically significant in the market. It tends on balance in recent quarters to have been somewhere round about half of all investment demand. An investment demand that’s been fluctuating between about 10, 15 percent of each quarter and up as high as 40 or 50 or 60 percent.
So it’s been a—it’s become an integral part of the gold market. There are always going to be people who want physical delivery. There is some kind of visceral appeal to being able to hold something as beautiful as a gold bar or a gold coin in your hands. And I’m subject to that, too. I have—
FOX: Do you actually own gold bullion and gold coins?
Mr. MILLING-STANLEY: I own some small gold bars and I own some small gold coins just in case I ever need them. But most of my investment is actually in the form of exchange-traded funds because I know the bullion is there backing them and I know that they are the easiest and for me, as an investor, the most cost effective way to trade gold.
FOX: Now, my previous guest, Frank Holmes, he was talking about how he invests in gold companies that have unhedged gold positions. The idea that they haven’t sold their production in some future date. When you take a look at the sort of selling and buying of gold right now, are you seeing more people congregate around the current price or do you see this idea of gold futures? Is that something that is waning because of the competition from something like an ETF?
Mr. MILLING-STANLEY: I don’t know that it is. I think what’s happened is we’ve actually spread the universe. There were people—and before we introduced ETFs—there were people comfortable investing in commodity futures on the exchanges. There were people comfortable in investing in the over-the-counter market, primarily wholesale customers, like big institutions, and funds, and so on.
So there was an awful lot of different ways of investing. What we’ve done is we’ve added something that was completely new and that so far has accumulated $50 billion worth of gold in six years. We figure that’s a pretty good success bet.
FOX: The Gold Council—the World Gold Council, who are the members of the Gold Council?
Mr. MILLING-STANLEY: The members of the World Gold Council are gold mining companies. They are the only entities that are allowed to be members and they pay voluntar—it’s a voluntary membership and they pay dues based on their production. So they pay, rather, per ounce, if you like, towards the programs and they gave us the mandate when they set up the organization 21 years ago, they gave us the mandate to increase gold consumption in all its forms.
We work a lot with the jewelry business, put a little bit of seed capital away of any interesting environmental application—environmental and industrial applications, and, of course, we’ve gotten into the investment business in quite a big way, too.
FOX: Last question: where are you seeing any new gold finds? Are there any regions of the world where you’re seeing new dramatic production?
Mr. MILLING-STANLEY: There are some but there aren’t enough. One of the problems for the gold mining industry—I don’t know whether we’ve touched on this—one of the problems for the gold mining industry, it’s not finding new gold deposits at the rate that shareholders would like.
FOX: All right. I want to thank you very much. George Milling-Stanley coming in from the World Gold Council sharing your illustrious information.

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